SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               17 September, 2007


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Transaction in Own Shares announcement made on 04 September 2007
             2. Transaction in Own Shares announcement made on 05 September 2007
             3. Transaction in Own Shares announcement made on 06 September 2007
             4. Transaction in Own Shares announcement made on 07 September 2007
             5. Transaction in Own Shares announcement made on 10 September 2007
             6. Transaction in Own Shares announcement made on 11 September 2007
             7. Transaction in Own Shares announcement made on 11 September 2007
             8. Acquisition of INS announcement made on 11 September 2007
             9. Transaction in Own Shares announcement made on 12 September 2007

Enclosure 1

Tuessday 4 September 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred to participants in its employee share plans 710,994 ordinary shares at a minimum price of 146 pence per share and a maximum price of 263 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 539,579,806 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,101,075,046.

The above figure (8,101,075,046) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 2


Wednesday 5 September 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 307.99 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 540,579,806 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,100,075,046.

The above figure (8,100,075,046) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 3

Thursday 6 September 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 306.49 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 541,579,806 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,099,075,046.

The above figure (8,099,075,046) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 4

Friday 7 September 2007


                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 3,600,000 ordinary shares at a price of 302.88 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 545,179,806 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,095,475,046.


The above figure (8,095,475,046) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 5

Monday 10 September 2007

                                  BT GROUP PLC

             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today purchased through Merrill Lynch International 1,700,000 ordinary shares at a price of 299.84 pence per share. The purchased shares will all be held as treasury shares.

BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 546,879,806 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,093,775,046.

The above figure (8,093,775,046) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 6

Tuesday 11 September 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today transferred to participants in its employee share plans 368,795 ordinary shares at a minimum price of 146 pence per share and a maximum price of 227 pence per share. The transferred shares were all formerly held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 546,511,011 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,094,143,841.


The above figure (8,094,143,841) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 7

Tuesday 11 September 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 600,000 ordinary shares at a price of 302.53 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 547,111,011 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,093,543,841.


The above figure (8,093,543,841) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

Enclosure 8


September 12, 2007


                          BT TO ACQUIRE INS GROUP S.A.



BT announced today that it agreed to acquire INS Group S.A. ("INS"), a Belgium-based network and systems integrator. The acquisition will strengthen BT's operations in the Benelux and enhance BT's position in the global LAN and IP telephony services market.


INS is headquartered in Brussels and employs over 225 professionals across Benelux, France, Germany, US, India and Australia. INS provides its clients with a range of IT services centered around corporate communication solutions. Services range from the design and implementation of complete data/voice/video infrastructures to the automated roll-out of user workstations and the management of the customer's collaboration platforms. For the year to 31 December 2006 the company generated revenues of EUR27.9 million.


Francois Barrault, CEO, BT Global Services, said: "Today's announcement marks the next step in our strategy to grow our global capability and market coverage in key convergence technologies, and extends BT's leadership position in the LAN and IP telephony services market. INS is valued by its customers and recognised by the industry as a supplier of world class solutions".


Dominic de la Pena, CEO, INS said: "BT's capabilities and experience in delivering networked IT services to corporations around the world are second to none. By contributing INS capabilities, we will be creating tremendous opportunities for our customers, employees and partners."


The proposed acquisition is contingent upon obtaining the necessary regulatory clearances. As at the last audited balance sheet on 31 December 2006, the gross assets of INS were EUR13.5 million.




INS Group S.A. is entirely unrelated to Californian based International Network Services Inc. ("INS"), a leading global provider of IT consulting and software solutions which was acquired by BT earlier in 2007.


                                      ENDS


About BT

BT is one of the world's leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services; local, national and international telecommunications services; higher-value broadband and internet products and services and converged fixed/ mobile products and services. BT consists principally of four lines of business:
BT Global Services, Openreach, BT Retail and BT Wholesale.


In the year ended 31 March 2007, BT Group plc's revenue was GBP20,223 million with profit before taxation of GBP2,484 million.


British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group and encompasses virtually all businesses and assets of the BT Group. BT Group plc is listed on stock exchanges in London and New York. For more information, visit www.bt.com/aboutbt


International enquiries please contact Alan Ball on +32 2 7003425
UK enquiries please contact Mike Bartlett on 07753 949108


About INS

For more information visit, www.inseurop.com/

Enclosure 9

Wednesday 12 September 2007


                                  BT GROUP PLC


             TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL


BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 307.32 pence per share. The purchased shares will all be held as treasury shares.


BT Group plc's capital consists of 8,640,654,852 ordinary shares with voting rights. Following the above purchase, BT Group plc holds 548,111,011 ordinary shares as treasury shares. Therefore, the total number of voting rights in BT Group plc is 8,092,543,841.


The above figure (8,092,543,841) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 17 September, 2007